FORM MA		OMB APPROVAL
APPLICATION FOR *MUNICIPAL ADVISOR* REGISTRATION FOR BUSINESS ENTITIES	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549**	OMB Number: 3235-0681 Estimated average burden hours per response: 3.5

Form MA Applicant's Information

CIK	0001624104
CCC	

Submission Contact Information

Contact Person for this Filing	steven gortler
Contact Phone	4152983319
Contact Email Address	steven.gortler@att.net
Notification Email Address	

Please read the General Instructions for this form and other forms in the MA series, as well as its subsection, "Specific Instructions for Certain Items in Form MA," before completing this form. All *italicized* terms herein are defined or described in the Glossary of Terms appended to the General Instructions.

Part I

This form must be completed by *municipal advisors* that are organized entities, including sole proprietors (referred to herein as *"municipal advisory firms"* or "firms," unless the context indicates otherwise).

WARNING:

Complete this form truthfully. False statements or omissions may result in denial of application, revocation of registration, administrative or civil action, or criminal prosecution. Form MA must be amended promptly upon the occurrence of certain material events, and updated at least annually, within 90 days of the end of the

municipal advisor's fiscal year, or, if a sole proprietor, the *municipal advisor*'s calendar year. See *General Instruction 8*.

Type of Filing:

This is an:

Check the appropriate box.

☑ Initial application to register as a *municipal advisor* with the *SEC*.

Execution Page: After completing this form, you must complete the Execution Page.

Supporting Documentation: If you are required to make reportable disclosures in the Disclosure Reporting Pages, you must attach the supporting documentation.

Non-Resident Applicants: If you are a non-resident of the United States, certain additional requirements must be met at the time of filing your application, **_or processing of your application may be delayed_**. See General Instruction 2.c. and subsection "General Instructions to Form MA-NR" of the General Instructions.

☐ *Annual update of municipal advisor*'s Form MA, for fiscal year ended

[   ], or, if a sole proprietor, for calendar year ended December 31,

[   ].

Execution Page: After completing this form, you must complete the Execution Page.

Changes: Are there any changes in this *annual update* to information provided in the *municipal advisor*'s most recent Form MA, other than the updated Execution Page? ○ Yes ◉ No

☐ Amendment (other than *annual update*) to any part of the municipal advisor's most recent Form MA.

Execution Pages: After completing this form, you must complete the Execution Page.

Item 1 Identifying Information

A. Full Legal Name of the Firm

(1) Firm Name:

steven gortler

Organization *CRD* No.,if any:

(2) Sole Proprietor: If the applicant is a sole proprietor, check here, and provide full last name, first name, middle name, and suffix, if any:

Enter all the letters of each name and do not use initials or other abbreviations. If no middle name, enter NMN on that line.

Last Name

gortler

First Name

steven

Middle Name

jay

Suffix

Individual *CRD* No., if any:

(3) Name Change: If full legal name has changed since the *municipal advisor*'s most recent Form MA, check here and provide the previous full legal name.

(specify)

B. Doing-Business-As (DBA) Name

(1) If the name under which *municipal advisor-related* business is primarily conducted is different from Item 1-A., check here and provide the DBA name.

(2) Previous DBA Name: If name under which *municipal advisor-related* business is primarily conducted has changed since the *municipal advisor*'s most recent Form MA, check here and provide the previous name under which the *municipal advisor-related* business was primarily conducted.

☐

(3) Additional Names:

(a) Is *municipal advisor-related* business conducted under any additional names?

○ Yes ◉ No

(b) List any additional names on Section 1-B of Schedule D.

C. (1) IRS Employer Identification Number: 46-4388576

(2) If the applicant (such as a sole proprietor), has no employer identification number, provide the applicant's social security number:

[   ]

The Social Security Number will not be included in publicly available versions of this registration form.

D. Registrations

(1) **Form MA-T Registration:** Was the applicant previously registered on Form MA-T as a *municipal advisor*?

◉ Yes ○ No

If "Yes", enter the *SEC* File No. MA-T:

866-01347-00

(2) **Other Registrations:** Is the applicant registered as or with any of the following?

Check all that apply. For each registration box you checked, provide the requested file number(s). *An applicant firm should NOT provide the organization CRD number, or other specified number, of any of its organizational affiliates, or the individual CRD number of its officers, employees, or natural person affiliates.*

☐ *Municipal Advisor*   *SEC* File No.:   [   ]

☐ Municipal Securities Dealer   *SEC* File No.:   [   ]

☐ Broker-Dealer   *SEC* File No.:   [   ]

                          Organization *CRD* No.:   [   ]

☐ *Investment Adviser*

  ☐ *SEC* -Registered   *SEC* File No.:   [   ]

                          Organization *CRD* No.:   [   ]

  ☐ Exempt Reporting Adviser   *SEC* File No.:   [   ]

                          Organization *CRD* No.:   [   ]

  ☐ Registered in US State or   Organization *CRD* No.:   [   ]
Other US Jurisdiction

Investment Adviser Registration in a US State or Other US Jurisdiction: If predecessor *municipal advisory firm* is registered in a US state or other jurisdiction as an *investment adviser*, enter the organization *CRD* Number above. In the table below, select each US state or jurisdiction in which the predecessor *municipal advisory firm* is so registered.

Check All That Apply:

US State or Jurisdiction	(Code)	US State or Jurisdiction	(Code)
☐ Alabama	(AL)	☐ Montana	(MT)
☐ Alaska	(AK)	☐ Nebraska	(NE)

☐ Arizona	(AZ)	☐ Nevada	(NV)
☐ Arkansas	(AR)	☐ New Hampshire	(NH)
☐ California	(CA)	☐ New Jersey	(NJ)
☐ Colorado	(CO)	☐ New Mexico	(NM)
☐ Connecticut	(CT)	☐ New York	(NY)
☐ Delaware	(DE)	☐ North Carolina	(NC)
☐ District of Columbia	(DC)	☐ North Dakota	(ND)
☐ Florida	(FL)	☐ Ohio	(OH)
☐ Georgia	(GA)	☐ Oklahoma	(OK)
☐ Guam	(GU)	☐ Oregon	(OR)
☐ Hawaii	(HI)	☐ Pennsylvania	(PA)
☐ Idaho	(ID)	☐ Puerto Rico	(PR)
☐ Illinois	(IL)	☐ Rhode Island	(RI)
☐ Indiana	(IN)	☐ South Carolina	(SC)
☐ Iowa	(IA)	☐ South Dakota	(SD)
☐ Kansas	(KS)	☐ Tennessee	(TN)
☐ Kentucky	(KY)	☐ Texas	(TX)
☐ Louisiana	(LA)	☐ Utah	(UT)
☐ Maine	(ME)	☐ Vermont	(VT)
☐ Maryland	(MD)	☐ Virgin Islands	(VI)
☐ Massachusetts	(MA)	☐ Virginia	(VA)
☐ Michigan	(MI)	☐ Washington	(WA)
☐ Minnesota	(MN)	☐ Wisconsin	(WI)

| ☐ Mississippi | (MS) | | ☐ West Virginia | (WV) |

☐ Missouri (MO)

| ☐ Government Securities Broker-Dealer | *SEC* File No.: | [   ] |
| | Bank Identifier: | [   ] |

☐ Other *SEC* Registration (Specify):	[ ]	
	SEC File No. (if any):	[ ]
	EDGAR CIK (if any):	[ ]

| ☐ Another federal or state regulator (Specify): | [   ] | |
| | Registration No. (if any): | [   ] |

(3) Additional Registrations:

(a) Does the applicant have any additional registrations that are not listed in subsection (2)?   ☐ Yes ☑ No

(b) List any such additional registrations on **Section 1-D of Schedule D** .

E. *Principal Office and Place of Business*

(1) Address: ***Do not use a P.O. Box.***

Street Address 1:	212 MCDONNEL ROAD
Street Address 2:	
City:	ALAMEDA
State/Country:	CALIFORNIA
Postal Code:	94502
Telephone Number at this location:	(415) 298-3319
Fax Number (if any) at this location:	

For non-US telephone and fax numbers, include country code with area code and local number.

Is this address a private residence? A private residential address will not be included in publicly available versions of this registration form. ◉ Yes ○ No

(2) Additional Offices:

(a) Is *municipal advisor-related* business conducted at any office (s) other than applicant's principal office and place of business listed above? ○ Yes ◉ No

(b) If "Yes," list the five largest such additional offices on **Section 1-E of Schedule D** .

(3) Mailing Address: Is the mailing address different from principal office and place of business address in Item 1-E(1)? ◉ Yes ○ No

If "Yes," complete this item.

Street Address 1: 268 bush street box 3911

Street Address 2:

City: san francisco

State/Country: CALIFORNIA

Postal Code: 94104

Is this address a private residence? A private residential address will not be included in publicly available versions of this registration form.
○ Yes ◉ No

F. Website

(1) Provide the address of the applicant's principal website (if any):

(specify)

(2) Does the applicant have any additional websites?
○ Yes ◉ No

(3) Total number of additional websites

(specify)

(4) List all additional website addresses on **Section 1-F of Schedule D**.

G. If the applicant has a *Chief Compliance Officer,* provide his or her name and contact information

Please note that the applicant must provide name and contact information for either a *Chief Compliance Officer* in Question 1.G., or another contact *person* in Question 1.H below. Both may be provided.

Enter all the letters of each name and not initials or other abbreviations. If no middle name, enter NMN on that line.

Last Name: gortler

First Name:	steven
Middle Name:	jay
Other title(s), if any:	
Street Address 1:	268 bush stree box 3911
Street Address 2:	
City:	san francisco
State/Country:	CALIFORNIA
Postal Code:	94104

For non-US telephone and fax numbers, include country code with area code and local number.

Telephone Number:	4152983319
Fax Number:	

Is this address a private residence? A private residential address will not be included in publicly available versions of this registration form.

☐ Yes ☑ No

E-mail Address of *Chief Compliance Officer:*

H. Contact Person

If a *person* other than the *Chief Compliance Officer* is authorized to receive information and respond to questions about this form, provide the name and contact information for that *person* :

Please note that the applicant must provide name and contact information for either a *Chief Compliance Officer* in Question 1.G., or another contact *person* in Question 1.H below. Both may be provided.

Enter all the letters of each name and not initials or other abbreviations. If no middle name, enter NMN on that line.

Last Name:	gortler

First Name:	steven
Middle Name:	jay
Other title(s), if any:	
Street Address 1:	268 bush street box 3911
Street Address 2:	
City:	san francisco
State/Country:	CALIFORNIA
Postal Code:	94104

For non-US telephone and fax numbers, include country code with area code and local number.

Telephone Number:	4152983319
Fax Number:	

Is this address a private residence? A private residential address will not be included in publicly available versions of this registration form.   ○ Yes ● No

E-mail Address of Contact *Person*:

I. Location of Books and Records

(1) Does the applicant maintain, or intend to maintain, some or all of the books and records required to be kept under *MSRB* rules and *SEC* rules at a location other than the *principal office and place of business* address listed in Item 1-E?   ○ Yes ● No

(2) If "Yes," list all such locations in Section 1-I of Schedule D.

J. *Foreign Financial Regulatory Authorities*

(1) Is the applicant registered with a *foreign financial regulatory authority*? Answer "no" even if *affiliated* with a business that is registered with a *foreign financial regulatory authority*.   ○ Yes ● No

(2) If "Yes," list all such registrations in <u>Section 1-J of Schedule D</u> .

K. Business *Affiliates* of the Applicant

(1) Is the applicant *affiliated* with any other domestic or foreign business entities?

◯ Yes
◉ No

(2) If "Yes," provide the names of all such *affiliates* and any applicable registrations in <u>Section 1-K of Schedule D</u> .

Item 2 Form of Organization

A. Applicant's form of organization

If this is not an initial application, and the applicant's form of organization has changed since the applicant's most recent Form MA, see Instruction 8 of the General Instructions.

☐ Corporation ☑ Sole Proprietorship ☐ Limited Liability Partnership (LLP)

☐ Partnership ☐ Limited Liability Company (LLC) ☐ Limited Partnership (LP)

☐ Other (specify)

[ ]

B. Month of Applicant's Annual Fiscal Year End

(Sole proprietors are not required to complete this subpart B.)

| December |

C. State, Other US Jurisdiction, or Foreign Jurisdiction Under Which Applicant is Organized

If the applicant is a corporation or limited liability company, indicate the state or jurisdiction where the applicant is incorporated. If the applicant is a partnership, indicate the name of the state or jurisdiction under the laws of which the partnership was formed. If applicant is a sole proprietor, indicate the state or jurisdiction in which applicant resides.

If this is not an initial application for registration, and the applicant's information has changed since the applicant's most recent Form MA, see General Instruction 8.

Enter the full name of the U.S. jurisdiction, or the full name, in English, of the foreign jurisdiction:

| CA |

D. Date of Organization: 04-09-2013

E. Public Reporting Company

(1) Is the applicant a public reporting company under Sections 12 or 15(d) of the Securities *Exchange Act* of 1934?

○ Yes ● No

(2) If "Yes," provide applicant's CIK number

(A CIK, or Central Index Key number, is assigned by the SEC to every public reporting company.)

Company Name

steven gortler

Item 3 Successions

A. Is the applicant, at the time of this filing, succeeding to the business of a registered *municipal advisor*?

If this succession was previously reported on Form MA, do not report the succession again. Instead, check "No." See Instruction 1 of the Specific Instructions for Form MA included in the General Instructions.

○ Yes ● N

If "Yes" enter the Date of Succession:

B. If "Yes," in Item 3.A., complete Section 3 of Schedule D.

If "Yes," in Item 3.A., complete **Section 3 of Schedule D**.

Item 4 Information About Applicant's Business

Note: Instruction 2 of the Specific Instructions for Certain Items in Form MA included in the General Instructions provides guidance for newly formed municipal advisors completing this Item 4.

Employees

If the applicant is organized as a sole proprietorship, include the sole proprietor as an employee.

A. Number of *Employees*:

Approximate number of *employees* of applicant. Include full- and part-time *employees*, but do not include clerical, administrative, or support workers (or workers performing similar functions): (If none, enter a zero.):

`1`

B. *Municipal Advisory Activities*:

Approximately how many of these *employees* engage in *municipal advisory activities*? *(Include such employees even if they perform other functions in addition to engaging in municipal advisory activities.)* If none, enter a zero.

`1`

C. Registered Representatives

(1) Approximately how many of the *employees* who are included in the response to part B are registered representatives of a broker-dealer? If none, enter a zero.

`0`

(2) Approximately how many are *investment adviser* representatives? If none, enter a zero.

`0`

D. Firms and Other *Persons* that *Solicit* on Behalf of the Applicant

Approximately how many firms and other *persons* who are not employed by the applicant and who are not otherwise *associated persons* of the applicant *solicit clients* on the applicant's behalf? (If none, enter a zero. Count a firm only once; do not count each of the firm's *employees* that *solicits* on the applicant's behalf.)

`0`

Please list the names of these firms and other *persons* on **Section 4-D of Schedule D**.

E. *Employees* Also Acting as *Affiliates* of the Applicant

(1) Does the applicant have any *employees* that also do business independently on the applicant's behalf as *affiliates* of the applicant?

○ YES ⦿ NO

(2) Total number of such *employees*:

[   ]

(3) List the names of these *employees* on **Section 4-E of Schedule D**.

Clients

F. Types of *Clients*

Approximately how many *clients* did the applicant serve in the context of its *municipal advisory activities* during its most-recently completed fiscal year? (If none, enter a zero and check box 5 below).

[1   ]

The applicant has the following types of *clients:*

Check all that apply.

☑ (1) *Municipal Entities*
☑ (2) Non-profit organizations (*e.g.*, 501(c)(3) organizations) who are *obligated persons*
☐ (3) Corporations or other businesses not listed above who are *obligated persons*
☐ (4) Other: (specify) [   ]
☐ (5) Not applicable - applicant engages only in *solicitation*; does not serve *clients* in the context of its *municipal advisory activities*

G. *Solicitations* Of *Municipal Entities* and *Obligated Persons*

Approximately how many *municipal entities* and *obligated persons* were *solicited* by the applicant on behalf of a third-party during its most-recently completed fiscal year? *(If the applicant solicits its clients in addition to serving these clients in the context of its municipal advisory activities, the clients should be counted in the response to this Part G even if counted in Part F.)*

(1) *Municipal Entities*:

[0   ]

  If none, enter a zero.

(2) *Obligated Persons*:   `0`

   If none, enter a zero

(3) Total: `0`

H. Types of *Persons Solicited*

The applicant *solicits* the following types of *persons*:

Check all that apply.

- ☐ (1) Public pension funds
- ☐ (2) 529 Plans
- ☐ (3) Local government investment pools
- ☐ (4) State government investment pools
- ☐ (5) Hospitals
- ☐ (6) Colleges
- ☐ (7) Other: (specify) [   ]
- ☑ (8) Not applicable – applicant only serves *clients;* does not engage in *solicitation* in the context of its *municipal advisory activities*

Compensation Arrangements

I. Applicant is compensated for its advice to or on behalf of *municipal entities* or *obligated persons* with respect to *municipal financial products* or the issuance of municipal securities by:

Check all that apply.

- ☐ (1) Hourly *charges*
- ☐ (2) Fixed fees (not contingent on the issuance of municipal securities)
- ☑ (3) *Contingent fees*
- ☐ (4) Subscription fees (for a newsletter or other publications)
- ☐ (5) Other: (specify) [   ]
- ☐ (6) Not applicable – applicant engages only in *solicitation*; does not serve *clients* in the context of its *municipal advisory activities*

J. Applicant is compensated for its *solicitation* activities by:

Check all that apply.

- ☐ (1) Hourly *charges*
- ☐ (2) Fixed fees (not contingent on the success of *solicitations*)
- ☐ (3) *Contingent fees*
- ☐ (4) Subscription fees (for a newsletter or other publications)
- ☐ (5) Other: (specify) [   ]

☑ (6) Not applicable; applicant only serves *clients*; does not engage in *solicitation* as part of its *municipal advisory activities*

K. Does the applicant receive compensation, in the context of its *municipal advisory activities*, from anyone other than *clients*?

○ YES ⦿ NO

If "Yes", please explain: [   ]

Applicant's Business Relating to Municipal Securities

L. Applicant is engaged in the following types of activities:

Check all that apply.

☑ (1) Advice concerning the issuance of municipal securities (including, without limitation, advice concerning the structure, timing, terms and other similar matters, such as the preparation of feasibility studies, tax rate studies, appraisals and similar documents, related to an offering of municipal securities)

☑ (2) Advice concerning the investment of the proceeds of municipal securities (including, without limitation, advice concerning the structure, timing, terms and other similar matters concerning such investments)

☐ (3) Advice concerning municipal escrow investments (including, without limitation, advice concerning their structure, timing, terms and other similar matters)

☐ (4) Advice concerning the investment of other funds of a *municipal entity* (including, without limitation, advice concerning the structure, timing, terms and other similar matters concerning such investments)

☐ (5) Advice concerning *guaranteed investment contracts* (including, without limitation, advice concerning their structure, timing, terms and other similar matters)

☐ (6) Advice concerning the use of *municipal derivatives* (including, without limitation, advice concerning their structure, timing, terms and other similar matters)

☐ (7) *Solicitation* of investment advisory business from a *municipal entity* or *obligated person* (including, without limitation, municipal pension plans) on behalf of an un*affiliated* broker, dealer, *municipal advisor* or *investment adviser* (*e.g.,* third party marketers, placement agents, *solicitors*, and finders)

☐ (8) *Solicitation* of business other than investment advisory business from a *municipal entity* or *obligated person* on behalf of an un*affiliated* person or firm (*e.g.*, third party marketers, placement agents, *solicitors*, and finders)

☑ (9) Advice or recommendations concerning the selection of other *municipal advisor*s or underwriters with respect to *municipal financial products* or the issuance of municipal securities

☐ (10) Brokerage of municipal escrow investments

☐ (11) Other: (specify) [   ]

Item 5 Other Business Activities

A. Applicant is actively engaged in business in or as a:

	Is Applicant Actively Engaged? Check all that apply.	Is this Applicant's Primary Business(es)? Check all that apply.
1. Broker-dealer, municipal securities dealer or government securities broker or dealer	☐	☐
2. Registered representative of a broker-dealer	☐	☐
3. Commodity pool operator (whether registered or exempt from registration)	☐	☐
4. Commodity trading advisor (whether registered or exempt from registration)	☐	☐
5. Futures commission merchant	☐	☐
6. Major swap participant	☐	☐
7. Major security-based swap participant	☐	☐
8. Swap dealer	☐	☐
9. Security-based swap dealer	☐	☐
10. Trust company	☐	☐

11. Real estate broker, dealer, or agent ☐ ☐

12. Insurance company, broker, or agent ☐ ☐

13. Banking or thrift institution (including a separately identifiable department or division of a bank) ☐ ☐

14. *Investment adviser* (including financial planners) ☐ ☐

15. Attorney or law firm (Jurisdiction(s) where licensed) ☐ ☐

Jurisdiction(s) where licensed (specify)

[   ]

16. Accountant or accounting firm (Jurisdiction(s) where licensed) ☐ ☐

Jurisdiction(s) where licensed (specify)

[   ]

17. Engineer or engineering firm ☐ ☐

Jurisdiction(s) where licensed

[   ]

18. Other financial product advisor ☐ ☐

(specify)

[   ]

B. Other Business

○ Yes ⦿ No

(1) Is applicant actively engaged in any other business not listed in Part A of this Item (other than engaging in *municipal advisory activities*)?

(2) If "Yes" to **Part B-1.**, is this other business applicant's primary business? ○ Yes ○ No

(3) If "Yes" to **Part B-2.**, describe the other business on **Section 5-B of Schedule D**.

Item 6 Financial Industry and Other Activities of *Associated Persons*

A. Applicant has one or more *associated persons* that is a:

Check all that apply.

"Associated Person" herein refers to a person who is an associated person of a municipal advisor. Note that "associated person" includes employees and persons with control over the municipal advisor that do not themselves engage in municipal advisory activities, but does not include employees that are performing solely clerical, administrative, support or other similar functions. Note also that more than one box may be applicable to any such associated person. For example, if an associated person is both a swap dealer and security-based swap adviser, check both boxes (4) and (5) below.

☐ (1) Broker-dealer, municipal securities dealer, or government securities broker or dealer
☐ (2) Investment company (including mutual funds)
☐ (3) *Investment adviser* (including financial planners)
☐ (4) Swap dealer
☐ (5) Security-based swap dealer
☐ (6) Major swap participant
☐ (7) Major security-based swap participant
☐ (8) Commodity pool operator (whether registered or exempt from registration)
☐ (9) Commodity trading advisor (whether registered or exempt from registration)
☐ (10) Futures commission merchant
☐ (11) Banking or thrift institution
☐ (12) Trust company
☐ (13) Accountant or accounting firm
☐ (14) Attorney or law firm

☐ (15) Insurance company or agency
☐ (16) Pension consultant
☐ (17) Real estate broker or dealer
☐ (18) Sponsor or syndicator of limited partnerships
☐ (19) Engineer or engineering firm
☐ (20) Other *municipal advisor*

Total *Associated Persons*:

Provide the total number of such *associated persons*: `0`

Provide the total number of such associated persons, not the number of boxes checked. For example, if the applicant's associated persons are 2 broker-dealers, 1 investment company, and 2 pension consultants, then 3 boxes would be checked in Item 6-A.1 to 20, while the total number of such associated persons entered in Item 6-A., Total Associated Persons, would be 5. If there are no associated persons, enter 0 (zero).

B. Applicant must list all such *associated persons*, including foreign *associated persons*, on <u>Section 6 of Schedule D.</u>

If Item 6-A. Total Associated Persons, is 2 or more, the applicant must complete a separate <u>Section 6 of Schedule D</u> for each associated person.

Item 7 Participation or Interest of Applicant, or of *Associated Persons* of Applicant, in *Municipal Advisory Client* or *Solicitee* Transactions

Proprietary Interest in Municipal Advisory Client or Solicitee Transactions

A. Does applicant or any *associated person*:

(1) buy securities or other investment or derivative products for itself from *clients* or *solicitees* in the context of its *municipal advisory activities*, or sell securities it owns to such *clients* or *solicitees*?

○ Yes ◉ No

(2) buy or sell for itself securities (other than shares of mutual funds) or other investment or derivative products that the applicant also recommends to such *clients* or *solicitees*?

   ○ Yes ◉ No

(3) enter into derivatives contracts with such *clients* or *solicitees*?

   ○ Yes ◉ No

(4) recommend securities or other investment or derivative products to such *clients* or *solicitees* in which applicant or any *associated person* has some other proprietary (ownership) interest (other than those mentioned in Items 7-A(1), (2) or (3) above)?

   ○ Yes ◉ No

Sales Interest in Client or Solicitee Transactions

B. Does applicant or any *associated person*:

(1) recommend purchases of securities or derivatives to *clients* or *solicitees* that are served by the applicant or *associated person*, for which the applicant or any *associated person* serves as underwriter, general or managing partner, or purchaser representative?

   ○ Yes ◉ No

(2) recommend purchases or sales of securities or derivatives to such *clients* or *solicitees* in which applicant or any *associated person* has any other sales interest (other than the receipt of sales commissions as a broker or registered representative of a broker-dealer)?

   ○ Yes ◉ No

Investment or Brokerage Discretion

C. Does applicant or any *associated person* have *discretionary authority* to determine the:

(1) securities or other investment or derivative products to be bought or sold for the account of a *client* or *solicitee*?   ○ Yes ● No

(2) amount of securities or other investment or derivative products to be bought or sold for the account of such a *client* or *solicitee*?   ○ Yes ● No

(3) (a) broker or dealer to be used for a purchase or sale of securities or other investment or derivative products for the account of such a *client* or *solicitee*?   ○ Yes ● No

    (b) If "Yes," are any of the brokers or dealers *associated persons*?   ○ Yes ○ No

(4) commission rates or other fees to be paid to a broker or dealer for such a *client's* or *solicitee's* securities transactions or transactions in other investment or derivative products?   ○ Yes ● No

D.

(1) Does applicant or any *associated person* recommend brokers, dealers or *investment advisers* to *clients* or *solicitees* in the context of its *municipal advisory activities*?   ○ Yes ● No

    (2) If "Yes," is any such broker, dealer, or *investment adviser* an *associated person*?   ○ Yes ○ No

In responding to Items 7-E and 7-F below, consider all cash and non-cash compensation that the applicant or an associated person gave or received from any person in exchange for referrals of such clients or solicitees, including any bonus that is based, at least in part, on the number or amount of such referrals.

E. Does the applicant or any *associated person*, directly or indirectly, compensate any *person* for referrals of *clients* or *solicitees* in connection with *municipal advisory activities*?

○ Yes ⊙ No

F. Does the applicant or any *associated person*, directly or indirectly, receive compensation from any *person* for referrals of *clients* or *solicitees* in connection with *municipal advisory activities*?

○ Yes ⊙ No

Item 8 Owners, Officers and Other *Control Persons*

A. Identifying Owners, Officers and Other *Control Persons*

(1) In this Item, identify every *person* that, directly or indirectly, *controls* the applicant, or that the applicant directly or indirectly *controls*.

(a) If this is an initial application, the applicant must complete Schedule A and Schedule B.

Schedule A asks for information about direct owners and executive officers.

Schedule B asks for information about indirect owners.

(b) If this is an amendment updating information reported on either the Schedule A or Schedule B (or both) filed with the applicant's initial application, the applicant must also complete Schedule C.

(2) Does any *person* not named in Item 1-A or Schedules A, B, or C, directly or indirectly, *control* the applicant's management or policies?   ○ Yes ⊙ No

(3) If "Yes" to Item 8-A.2. above, complete **Section 8-A of Schedule D**.

B. Public Reporting Companies

(1) Is any *person* in Schedules A, B, or C, or in Section 8-A of Schedule D a public reporting company under   ○ Yes ⊙ No

Sections 12 or 15(d) of the
Securities Exchange Act of 1934?

(2) If "Yes" to Item 8-B.1. above, complete **Section 8-B of Schedule D**.

Item 9 Disclosure Information

In this Item, provide information about the criminal, regulatory, and judicial history, if any, of the applicant and each associated person of the applicant.

This information is used to determine whether to approve an application for registration, to decide whether to revoke registration, or to place limitations on the applicant's activities as a municipal advisor, and to identify potential problem areas on which to focus during on-site examinations. One event may result in the requirement to answer "Yes" to more than one question below.

Refer to the Glossary of Terms for explanations of italicized terms, such as associated person.

Criminal Action Disclosure

*If the answer is "Yes" to any question below in Part A or B below, complete a **Criminal Action DRP**.*

Disclosure of any event listed in this Criminal Action Disclosure Section is not required if the date of the event was more than ten years ago. For purposes of calculating this ten-year period, the date of an event is the date that the final order, judgment, or decree was entered, or the date that any rights of appeal from preliminary orders, judgments, or decrees lapsed.

Check all that apply.

A. In the past ten years, has the applicant or any *associated person*:

(1) been convicted of any *felony*, or pled guilty or nolo contendere ("no contest") to any *charge* of a *felony*, in a domestic, foreign, or military court?   ○ Yes ● No

(2) been *charged* with any *felony*?   ○ Yes ● No

The response to Item 9-A(2) may be limited to charges that are currently pending.

B. In the past ten years, has the applicant or any *associated person*:

○ Yes ● No

(1) been convicted of any *misdemeanor*, or pled guilty or nolo contendere ("no contest"), in a domestic, foreign, or military court to any *charge* of a *misdemeanor* in a case *involving*: *municipal advisor-related* business, investments or an *investment-related* business, or any fraud, false statements, or omissions, wrongful taking of property, bribery, perjury, forgery, counterfeiting, extortion, or a conspiracy to commit any of these offenses?

(2) been *charged* with a *misdemeanor* of the kind listed in Item 9-B(1)?   ○ Yes ◉ No

The response to Item 9-B(2) may be limited to charges that are currently pending.

Regulatory Action Disclosure

If the answer is "Yes" to any question in Parts C-G below, complete a **Regulatory Action DRP.**

Check all that apply.

C. Has the *SEC* or the *CFTC* ever:

(1) *found* the applicant or any *associated person* to have made a false statement or omission?   ○ Yes ◉ No

(2) *found* the applicant or any *associated person* to have been *involved* in a violation of any *SEC* or *CFTC* regulation or statute?   ○ Yes ◉ No

(3) *found* the applicant or any *associated person* to have been a cause of the denial, suspension, revocation, or restriction of the authorization of a *municipal advisor-related* or an *investment-related* business to operate?   ○ Yes ◉ No

               ○ Yes ◉ No

(4) entered an *order* against the applicant or any *associated person* in connection with *municipal advisor-related* or *investment-related* activity?

(5) imposed a civil money penalty on the applicant or any *associated person*, or *ordered* the applicant or any *associated person* to cease and desist from any activity?

○ Yes ● No

D. Has any other federal regulatory agency, any state regulatory agency, or any *foreign financial regulatory authority* ever:

(1) *found* the applicant or any *associated person* to have made a false statement or omission, or been dishonest, unfair, or unethical?

○ Yes ● No

(2) *found* the applicant or any *associated person* to have been *involved* in a violation of *municipal advisor-related* or *investment-related* regulations or statutes?

○ Yes ● No

(3) *found* the applicant or any *associated person* to have been the cause of a denial, suspension, revocation, or restriction of the authorization of a *municipal advisor-related* or an *investment-related* business to operate?

○ Yes ● No

(4) entered an *order* against the applicant or any *associated person* in connection with a *municipal advisor-related* or *investment-related* activity?

○ Yes ● No

(5) denied, suspended, or revoked the registration or license of the applicant or that of any *associated person*, or otherwise prevented the applicant or any *associated person*, by *order*, from associating with a

○ Yes ● No

municipal advisor-related or *investment-related* business or restricted the activities of the applicant or any *associated person*?

E. Has any *self-regulatory organization* or commodities exchange ever:

(1) *found* the applicant or any *associated person* to have made a false statement or omission? ◯ Yes ⦿ No

(2) *found* the applicant or any *associated person* to have been *involved* in a violation of its rules (other than a violation designated as a "*minor rule violation*" under a plan approved by the *SEC*)? ◯ Yes ⦿ No

(3) *found* the applicant or any *associated person* to have been the cause of a denial, suspension, revocation or restriction of the authorization of a *municipal advisor-related* or an *investment-related* business to operate? ◯ Yes ⦿ No

(4) disciplined the applicant or any *associated person* by expelling or suspending the applicant or the *associated person* from membership, barring or suspending the applicant or the *associated person* from association with other members, or by otherwise restricting the activities of the applicant or the *associated person*? ◯ Yes ⦿ No

F. Revocation or Suspension:

Has the applicant or any *associated person* ever had an authorization to act as an attorney, accountant, or federal contractor revoked or suspended? ◯ Yes ⦿ No

G. Regulatory *Proceedings:*

Is the applicant or any *associated person* currently the subject of any regulatory *proceeding* that could result in a "Yes" answer to any part of Item 9-C, 9-D, or 9-E.?   ○ Yes ◉ No

Civil Judicial Disclosure

*If the answer is "Yes" to a question below, complete a **Civil Judicial Action DRP.***

Check all that apply.

H. (1) Has any domestic or foreign court ever:

(a) *enjoined* the applicant or any *associated person* in connection with any *municipal advisor-related* or *investment-related* activity?   ○ Yes ◉ No

(b) *found* that the applicant or any *associated person* was *involved* in a violation of any *municipal advisor-related* or *investment-related* statute(s) or regulation(s)?   ○ Yes ◉ No

(c) dismissed, pursuant to a settlement agreement, a *municipal advisor-related* or *investment-related* civil action brought against the applicant or any *associated person* by a state or other US jurisdiction or a *foreign financial regulatory authority*?   ○ Yes ◉ No

(2) Current *Proceedings:*

Is the applicant or any *associated person* the subject of any currently pending civil *proceeding* that could result in a "Yes" answer to any part of Item 9-H(1)?   ○ Yes ◉ No

Item 10 Small Businesses

The *SEC* is required by the Regulatory Flexibility Act to consider the effect of its regulations on small entities. In order to do this, the *SEC* needs to determine whether you meet the Small Business Administration's definition of "small business" for purposes of entities that provide investment and related activities. Accordingly, answer "Yes" or "No," as appropriate, to the questions below:

A. Did the applicant have annual receipts of less than $7 million during its most recent fiscal year (or during the time the applicant has been in business, if it has not completed its first fiscal year in business)?   ⦿ Yes ○ No

B. Is the applicant *affiliated* with any business or organization that had annual receipts of $7 million or more during its most recent fiscal year (or during the time it has been in business, if it has not completed its first fiscal year in business)?   ○ Yes ⦿ No

Form MA
APPLICATION FOR MUNICIPAL ADVISOR REGISTRATION

DOMESTIC MUNICIPAL ADVISOR EXECUTION

You must complete the following execution page to Form MA. This execution page must be signed and attached to your initial application for *SEC* registration and all amendments to registration.

Appointment of Agent for Service of Process

By signing this Form MA, you, the undersigned advisor, irrevocably appoint the Secretary of State or other legally designated officer, of the state in which you maintain your *principal office and place of business*, as your agents to receive service, and agree that such *persons* may be served any process, pleadings, subpoenas, or other papers in (a) any *investigation* or administrative *proceeding* conducted by the *Commission* that relates to the applicant or about which the applicant may have information; and (b) any civil suit or action brought against the applicant or to which the applicant has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States of America or of any of its territories or possessions or of the District of Columbia, where the *investigation*, *proceeding* or cause of action arises out of or relates to or concerns *municipal advisory activities* of the *municipal advisor*. The applicant stipulates and agrees that any such civil suit or action or administrative *proceeding* may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon the above-named Agent for Service of Process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

Signature

I, the undersigned, sign this Form MA on behalf of, and with the authority of, the *municipal advisor*. The *municipal advisor* and I both certify, under penalty of perjury under the laws of the United States of America, that the information and statements made in this Form MA, including exhibits and any other information submitted, are true and correct, and that I am signing this Form MA as a free and voluntary act.

I certify that the advisor's books and records will be preserved and available for inspection as required by law. Finally, I authorize any *person* having custody or possession of these books and records to make them available to federal regulatory representatives.

Signature:

Date:

Printed Name:

Advisor *CRD* Number (if any):

Title:

FORM MA
APPLICATION FOR "MUNICIPAL ADVISOR REGISTRATION"

NON-RESIDENT MUNICIPAL ADVISOR EXECUTION

<u>Instructions</u>: **If you are a *non-resident*, you must complete these steps:**

1. <u>Execution Page</u>: You must complete the following *non-resident* execution page to Form MA. This execution page must be signed and attached to your initial application for *SEC* registration and all amendments to registration.

2. <u>Opinion of Counsel</u>: You must also attach to Form MA an Opinion of Counsel. See General Instructions.

3. <u>Form MA-NR</u>: You must also attach to Form MA one or more executed Form MA-NR(s) for the *non-resident municipal advisor* applicant, and, if any, the *non-resident* general partner(s) and/or *non-resident managing agents*. See General Instructions for Form MA-NR.

Non-Resident Municipal Advisor Undertaking Regarding Books and Records

By signing this Form MA, you agree to provide, at your own expense, to the U.S. Securities and Exchange Commission at its principal office in Washington D.C., at any Regional or District Office of the *Commission*, or at any one of its offices in the United States, as specified by the *Commission*, correct, current, and complete copies of any or all records that you are required to maintain by law. This undertaking shall be binding upon you, your heirs, successors and assigns, and any *person* subject to your written irrevocable consents or powers of attorney or any of your general partners and *managing agents*.

Signature

I, the undersigned, sign this Form MA on behalf of, and with the authority of, the *non-resident municipal advisor*. The *municipal advisor* and I both certify, under penalty of perjury under the laws of the United States of America, that the information and statements made in this Form MA, including exhibits and any

other information submitted, are true and correct, and that I am signing this Form MA as a free and voluntary act.

I certify that the *municipal advisor's* books and records will be preserved and available for inspection as required by law. Finally, I authorize any *person* having custody or possession of these books and records to make them available to federal regulatory representatives. Further, attached to this Form MA as an exhibit is an opinion of counsel that the *municipal advisor* can, as a matter of law, provide the *Commission* with access to the books and records of such *municipal advisor*, as required by law, and that the *municipal advisor* can, as a matter of law, submit to inspection and examination by the *Commission*. Finally, attached as an exhibit to this Form MA is one or more executed Form MA-NR(s) for the *non-resident municipal advisor* applicant, and, if any, the *non-resident* general partner(s) and/or *non-resident managing agents*.

Signature: Date:

Printed Name: Advisor *CRD* Number (if any):

Title:

SCHEDULE A
Direct Owners and Executive Officers of the Applicant

1. **Complete Schedule A only if submitting an initial application.** Schedule A asks for information about the applicant's direct owners and executive officers. Use Schedule C to amend this information.

   Guidance: To determine direct ownership and executive officer status, see instruction 2 below.

   Separate subparts of Schedule A must be completed for: (1) direct owners that are business entities, and (2) direct owners and executive officers who are natural persons, as follows:

- **Complete Schedule A-1: "Direct Owners of Applicant - Business Entities,"** for owners that are organized as a business or other legal entity, such as a corporation, partnership, trust, or limited liability company.

- **Complete Schedule A-2: "Direct Owners and Executive Officers of Applicant - Natural Persons,"** for owners who are individuals, including sole proprietors, and for executive officers.

2. **List in either Schedule A-1 or Schedule A-2 below, or both, as applicable, the full names of:**

   (a) If applicant is organized as a corporation, each shareholder that is a direct owner of 5% or more of a class of the applicant's voting securities, unless applicant is a public reporting company (a company subject to Sections 12 or 15(d) of the *Exchange Act*). Direct owners include any *person* that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of the applicant's voting securities. For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security;

   (b) If the applicant is organized as a partnership, all general partners and each limited and special partner that has the right to receive upon dissolution, or has contributed, 5% or more of the applicant's capital;

   (c) In the case of a trust, a *person* that directly owns 5% or more of a class of the applicant's voting securities, or that has the right to receive upon dissolution, or has contributed, 5% or more of the applicant's capital, the trust and each trustee;

   (d) If the applicant is organized as a limited liability company ("LLC"), (i) each member that has the right to receive upon dissolution, or has contributed, 5% or more of the applicant's capital, and (ii) if managed by elected managers, all elected managers; and

   (e) Each Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Legal Officer, *Chief Compliance Officer*, director and any other individuals with similar status or functions (applies in Schedule A-2 only).

3. **In the DE/FE column of Schedule A-1 below,** enter "DE" if the owner is a domestic entity, or "FE" if the owner is an entity organized, incorporated or domiciled in a foreign country.

4. **Complete the Title or Status column** by entering *board*/management titles; status as partner, trustee, sole proprietor, elected manager, shareholder, or member. For shareholders or members, indicate the class of securities owned (if more than one is issued). In the next column indicate the date that the title or status was acquired.

5. **Ownership Codes are:**

    NA - less than 5%
    A - 5% but less than 10%
    B - 10% but less than 25%
    C - 25% but less than 50%
    D - 50% but less than 75%
    E - 75% or more

6. **(a) In the *Control Person* column,** enter "Yes" in the first sub-column if the *person* has *control* as defined in the Glossary of Terms to Form MA, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.

    (b) In the PR sub-column (Schedule A-1 only) enter "PR" if the owner is a public reporting company under Section 12 or 15(d) of the *Exchange Act*.

7. **(a) For Schedule A-1,** enter the organization *CRD* number. If not registered with the *CRD*, then enter the IRS Tax Number, Employer Identification Number ("EIN"), or Foreign Business Number.

    (b) For Schedule A-2, enter the individual *CRD* number. If not registered with the *CRD*, then enter the Social Security Number ("SSN") or Foreign Identity Number; and enter the Date of Birth ("DOB"). Social security numbers, foreign identity numbers, and dates of birth will not be publicly disseminated.

8. **Does applicant have any indirect owners to be reported on Schedule B?** ○ Yes ● No

Schedule A-1: Direct Owners of Applicant - Business Entities

Schedule A-2: Direct Owners and Executive Officers of Applicant – Natural Persons

NATURAL PERSON FULL LEGAL NAME

Enter all the letters of each name and not initials or other abbreviations. If no middle r

Last Name:

gortler

First Name:

steven

Title or Status:

financial advisor

Date Title or Status Acquired: 04-09-2013

Ownership Code:

○ NA - less than 5%

○ B - 10% but less than 25%

○ D - 50% but less than 75%

○ A - 5% but less than 10%

○ C - 25% but less than 50%

◉ E - 75% or more

Control Person: ◉ YES ○ NO

Individual *CRD* No. (If None: SSN and DOB, or Foreign ID No. and DOB):

CRD No.:	SSN:	DOB:	Foreign ID No:
	125-52-3848	04-17-1959	

SCHEDULE B
Indirect Owners of the Applicant

Guidance: To determine indirect ownsership, see instructions 2 and 3 below.

1. **Complete Schedule B only if applicant is submitting an initial application.** Schedule B asks for information about the applicant's indirect owners. The applicant must first complete Schedule A, which asks for information about direct owners. For purposes of Schedule B, an "indirect owner" includes any owner of 25% or more of any direct owner listed in Schedule A, and any owner of 25% or more of each such indirect owner going up the chain of ownership. Use Schedule C to amend the information in this schedule.

   Separate subparts of Schedule B must be completed for: (1) indirect owners that are business entities, and (2) indirect owners who are natural persons, as follows:

   • **Complete Schedule B-1: "Indirect Owners of Applicant - Business Entities,"** for owners who are organized as business or other legal

entities, such as a corporation, partnership, trust, or limited liability company.

> • **Complete Schedule B-2: "Indirect Owners of Applicant - Natural Persons,"** for individuals and sole proprietors.

2. **With respect to each direct owner listed on Schedule A 1 (business entities), list in either Schedule B-1 or Schedule B-2 below, as applicable:**

   (a) **in the case of a direct owner listed on Schedule A-1 that is a corporation,** each of its shareholders that beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 25% or more of a class of a voting security of that corporation;

   For purposes of this Schedule, a *person* beneficially owns any securities: (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant, or right to purchase the security.

   (b) **in the case of a direct owner listed on Schedule A-1 that is a partnership,** all general partners and each limited and special partner that has the right to receive upon dissolution, or has contributed, 25% or more of the partnership's capital;

   (c) **in the case of a direct owner listed on Schedule A-1 that is a trust**, the trust and each trustee; and

   (d) **in the case of a direct owner listed on Schedule A-1 that is a limited liability company ("LLC"),** (i) each member that has the right to receive upon dissolution, or has contributed, 25% or more of the LLC's capital, and (ii) if managed by elected managers, each elected manager.

3. **Continue up the chain of indirect ownership listing all 25% shareholders at each level.** Once a public reporting company (a company subject to Sections 12 or 15(d) of the *Exchange Act*) is reached, no further ownership information need be given.

4. **In the DE/FE column in Schedule B-1** below, enter "DE" if the indirect owner is a domestic entity, or "FE" if the owner is an entity organized, incorporated or domiciled in a foreign country. Complete the next column by indicating the entity in the chain of ownership in which this indirect owner has an interest.

5. **Complete the Status column** by entering the indirect owner's status as partner, trustee, elected manager, shareholder, or member. For shareholders

or members, indicate the class of securities owned (if more than one is issued).

6. **Ownership Codes are:**

   C - 25% but less than 50%
   D - 50% but less than 75%
   E - 75% or more
   F - Other (general partner, trustee, or elected manager)

7. **(a) In the *Control Person* column,** enter "Yes" in the first sub-column if the *person* has *control* as defined in the Glossary of Terms to Form MA, and enter "No" if the *person* does not have *control*. Note that under this definition, most executive officers and all 25% owners, general partners, elected managers, and trustees are *control persons*.

   (b) In the PR sub-column, for Schedule B-1 only, enter "PR" if the indirect owner is a public reporting company under Sections 12 or 15(d) of the *Exchange Act*.

8. **(a) For Schedule B-1,** enter the organization *CRD* number. If not registered with the *CRD*, then enter the IRS Tax Number, Employer Identification Number ("EIN"), or Foreign Business Number.

   (b) For Schedule B-2, enter the individual *CRD* number. If not registered with the *CRD*, then enter the Social Security Number ("SSN") or Foreign Identity Number; and enter the Date of Birth ("DOB"). Social security numbers, foreign identity numbers, and dates of birth will not be publicly disseminated.

Schedule B-1: Indirect Owners of Applicant – Business Entities

Schedule B-2: Indirect Owners of Applicant – Natural Persons

SCHEDULE C
Amendments to Schedules A and B

1. **Use Schedule C only to amend information requested on either Schedule A or Schedule B.** Refer to instructions in Schedule A and Schedule B, which also apply for this Schedule C.

2.

In the Type of Amendment column, indicate "A" (addition), "D" (deletion), or "C" (change in information about the same *person*).

3. **Ownership Codes are:**

   NA - less than 5%
   A - 5% but less than 10%
   B - 10% but less than 25%
   C - 25% but less than 50%
   D - 50% but less than 75%
   E - 75% or more
   F - Other (general partner, trustee, or elected member)

4. **List below all changes to Schedule A:**

Schedule A-1: Direct Owners of Applicant - Business Entities

Schedule A-2: Direct Owners and Executive Officers of Applicant – Natural Persons

Schedule B-1: Indirect Owners of Applicant - Business Entities

Schedule B-2: Indirect Owners of Applicant - Natural Persons

SCHEDULE D

Certain items in Part I of Form MA require additional information on Schedule D. Use this Schedule D to report details for items listed below. Report only new information or changes/updates to previously submitted information. Do not repeat previously submitted information.

This is an: ☐ **INITIAL or** ☐ **AMENDED Schedule D or** ☐ *ANNUAL UPDATE*

SECTION 1-B Other Names under which *Municipal Advisor-Related* Business is Conducted

List the applicant's other business names and the jurisdictions in which they are used. A separate Schedule D must be completed for each business name, and the jurisdictions where that name is used.

SECTION 1-D Additional Registrations of the Applicant

Indicate any additional registrations with federal or state regulators, and the relevant registration number. A separate Schedule D must be completed for each such registration.

SECTION 1-E Additional Offices at which the Applicant's *Municipal Advisor-Related* Business is Conducted

Provide the location of the largest five additional offices (in terms of numbers of *employees*) at which the applicant's *municipal advisor-related* business is conducted other than applicant's *principal office and place of business*. A separate Schedule D must be completed for each such office.

SECTION 1-F Additional Website Addresses

List any additional website addresses of the applicant. A separate Schedule D must be completed for each such website address.

SECTION 1-I Location of Books and Records

Complete the following information for each location at which the applicant keeps books and records, other than its *principal office and place of business*. A separate Schedule D must be completed for each location.

SECTION 1-J Registration with Foreign Financial Regulatory Authorities

List the full name, in English, of each *foreign financial regulatory authority*, provide the foreign registration number (if any), and list the full name, in English, of the country with which the applicant is registered. A separate Schedule D must be completed for each *foreign financial regulatory authority* with whom the applicant is registered.

SECTION 1-K Business *Affiliates* of the Applicant

Provide the name of any domestic or foreign business *affiliate* of the applicant and any federal, state, or foreign registration of such *affiliate* and the registration number. A separate Schedule D must be completed for each such *affiliate*.

SECTION 3 Successions

Complete the following information if succeeding to the business of a currently-registered *municipal advisor*. If the applicant succeeded more than one *municipal advisory firm* in the succession being reported on this Form MA, a separate Schedule D must be completed for each predecessor firm. See Instruction 1 of the Specific Instructions for Certain Items in Form MA included in the General Instructions.

SECTION 4-D Firms and Other *Persons* that *Solicit Municipal Advisor Clients* on the Applicant's Behalf

Provide the name, address, and phone number of any firm or other *person* that is not otherwise an *associated person* of the applicant that *solicits municipal advisor clients* on the applicant's behalf. A separate Schedule D must be completed for each such firm or natural person.

SECTION 4-E Employees That Also Do Business Independently on the Applicant's Behalf as *Affiliates* of the Applicant

SECTION 5-B Description of Primary Business (for businesses not listed in Part A of Item 5)

If you checked Item 5-B.2 describe the applicant's primary business (not the applicant's *municipal advisor-related* business):


SECTION 6 Financial Industry and Other Activities of *Associated Persons*

The following information must be completed for each *associated person* in every category you checked in Item 6-A. A separate Schedule D must be completed for each such *associated person*.

SECTION 8 *Control Persons (on a basis other than 25% ownership or executive officer status)*

Section 8-A. A separate Schedule D must be completed for each *control person* not named in Item 1-A. or Schedules A, B, or C that directly or indirectly *controls* the applicant's management or policies.

Section 8-B. If any *person* named in Schedules A, B, or C or in Section 8-A of this Schedule D is a public reporting company under Sections 12 or 15(d) of the Securities Exchange Act of 1934, provide the information below. A separate Schedule D must be completed for each public reporting company.

Schedule D: MISCELLANEOUS

The space below may be used to explain a response to an Item or to provide any other information.


CRIMINAL ACTION DISCLOSURE REPORTING PAGE (MA)

REGULATORY ACTION DISCLOSURE REPORTING PAGE (MA)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (MA)

Form MA (Initial)



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SAVE PRINT SUB

EXECUTION

APPLICATION FOR MUNICIPAL ADVISOR REGISTR

DOMESTIC MUNICIPAL ADVISOR EXECUTION

You must complete the following execution page to Form MA. This execution page must be s initial application for *SEC* registration and all amendments to registration.

Appointment of Agent for Service of Process

By signing this Form MA, you, the undersigned advisor, irrevocably appoint the Secretary of S designated officer, of the state in which you maintain your *principal office and place of busine* receive service, and agree that such *persons* may be served any process, pleadings, subpoe any *investigation* or administrative *proceeding* conducted by the *Commission* that relates to tl the applicant may have information; and (b) any civil suit or action brought against the applica has been joined as defendant or respondent, in any appropriate court in any place subject to or of the United States of America or of any of its territories or possessions or of the District o *investigation*, *proceeding* or cause of action arises out of or relates to or concerns *municipal a municipal advisor*. The applicant stipulates and agrees that any such civil suit or action or adr be commenced by the service of process upon, and that service of an administrative subpoer service upon the above-named Agent for Service of Process, and that service as aforesaid sl courts and administrative tribunals to be valid and binding as if personal service thereof had t

Signature

I, the undersigned, sign this Form MA on behalf of, and with the authority of, the *municipal ac advisor* and I both certify, under penalty of perjury under the laws of the United States of Ame and statements made in this Form MA, including exhibits and any other information submittec that I am signing this Form MA as a free and voluntary act.

I certify that the advisor's books and records will be preserved and available for inspection as authorize any *person* having custody or possession of these books and records to make then regulatory representatives.

Steven Gortler
Signature: *

11-12-2014
Date: *

Stevin Gortler
Printed Name: *

Advisor *CRD* Number (if any):

Financial Advisor
Title: *